UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Director

On April 24, 2023, Mr. David Sherman, the Directors of the Company, notified the Company of his resignation as a director of the Company and the chairman of the audit committee of the board of directors, effective May 2, 2023.

On May 3, 2023, the Company’s board of directors appointed Mr. Yongping Yu as a director of the Company and the chairman of the nominating and corporate governance committee of the board of directors. The board of directors also appointed Mr. Ding Zheng, a director of the company and the then chairman of the nominating and corporate governance committee of the board of directors, as the chairman of the audit committee of the board of directors. The appointments intend to fill the vacancy created by Mr. David Sherman’s departure. The biographical information of Mr. Yongping Yu is set forth below.

Mr. Yongping Yu has served as one of the Company’s independent directors since May 2023. Mr. Yongping Yu has served as the General Manager of Zhuhai Qirong Venture Capital Investment Management Co., Ltd. since August 2019, a venture capital company focused on the healthcare industry. Mr. Yongping Yu served as a director and Executive Deputy General Manager of Xinhua Kangmei Health Think Tank Co., Ltd. from May 2017 to July 2019. From July 2015 to May 2017, Mr. Yongping Yu served as the General Manager of the Medical Data Division of Xinhua News Agency’s Big Data Business Department. From July 2014 to July 2015, Mr. Yongping Yu served as the Editor-in-Chief and General Manager of Xinhua Cyber Health, a WeChat official account, at Xinhua News Agency. From February 2011 to July 2014, Mr. Yongping Yu served as the Director of the Development Planning Department and Chief Physician of the Aviation General Hospital. From April 2004 to February 2011, Mr. Yongping Yu served as the Deputy Secretary-General of JiangXi Pharmaceutical Association. Mr. Yu obtained a Bachelor of Medicine degree from Nanchang University in the PRC in 1992 and obtained Bachelor of Arts degree in in Chinese language and literature from Tsinghua University in the PRC in 1995.

Mr. Yongping Yu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: May 5, 2023	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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